January 18, 2007

Donald Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, DC 20549

RE:	First West Virginia Bancorp, Inc. - Form 10K

For the Fiscal year ended December 31, 2005

Filed March 28, 2006

File no. 1-13652

Dear Mr. Walker:

As you had requested in your comment letter dated December 21, 2006, this letter serves as our response to those comments. I shall address each comment in numerical order.

Comment 1:

Form 10-K for the fiscal year ended December 31, 2005

Exhibit 13-1 - Annual Report to Shareholders

Letter from the Chairman of the Board

We note your disclosure that during the third quarter of 2005 your subsidiary bank entered into an agreement with Federal Home Loan Bank of Pittsburgh to initiate the underwriting of secondary market loans. In future filings please include disclosure in your financial statement footnotes to address the following:

•	describe the terms of the agreement, including any limitations regarding the amount and type of loans you may sell to the Federal Home Loan Bank of Pittsburgh;

•	describe the nature of your continuing involvement in loans sold pursuant to this agreement, including servicing, credit risk, or any recourse obligation;

•	describe your related accounting policies;

•	quantify the total amount of loans sold subject to recourse obligation or credit risk as of the most recent period end; and

Donald Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

January 18, 2007

•	quantify, either in your financial statement footnotes or in management’s discussion and analysis, the amount of loans sold pursuant to this agreement and the amount of income recognized as a result of this agreement during the periods presented.

Please provide us with your proposed future disclosure.

Management’s Response (1):

The proposed future disclosure will appear as follows:

The Company has entered into an agreement with the Federal Home Loan Bank of Pittsburgh (“FHLB”) under which the bank may sell conforming one-to-four family residential mortgage loans to the FHLB. The agreement provides for a maximum commitment of $5,000,000. Loans sold to the FHLB are sold with limited recourse or credit risk up to a maximum amount of $125,000 based upon utilization of the original commitment. The bank also maintains the servicing of these loans, for which it is paid a servicing fee. The total amount of loans sold under this agreement is $x,xxx,xxx as of December 31, xxx6 which are subject to recourse obligation or credit risk in the amount of $xxxx.xx. The amount of income recognized as of a result of this agreement is $xx,xxx; $xx,xxx and $xx,xxx for the years ending December 31, xxx6; xxx5 and xxx4, respectively.

Comment 2:

Consolidated Financial Statements - Note 2 - Investment Securities, page 9

2) We note your disclosure on page 10 that you concluded that any impairment of your investment securities portfolio is the result of interest rate changes, sector rating changes, or company-specific rating changes that are not expected to result in noncollection of principal and interest. In future filing please address the following in your financial statement footnote disclosure:

•	separately describe and quantify the investments that are deemed impaired as a result of sector rating or company-specific rating changes;

•	for investments impaired due to company-specific rating changes, describe the factors you considered in reaching your conclusion that these investments were not other than temporarily impaired;

•	disclose that you have intent and ability to retain impaired investments for a period of time sufficient to allow for any anticipated recovery in market value.

Please provide us with your proposed future disclosure. Refer to SAB Topic 5.M.

Management’s Response (2):

We propose to add the following disclosure to Note 2 when applicable:

Securities issued by municipal entities with a carrying value of $x,xxx,xxx have been determined to be impaired due to rating changes. Management has evaluated the financial condition and near-term prospects of the issuers and determined that the securities were not other than temporarily impaired. The bank has the intent and ability to retain these impaired investment securities for a period of time sufficient to allow for the recovery in market value.

Donald Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

January 18, 2007

Comment 3:

Management’s Discussion and Analysis of the Financial Condition and Results of Holding Company Operations - Liquidity, page 33.

(3) We note your disclosure that at December 31, 2005 your available for sale investments securities are available for sale at any time based upon management’s assessment in order to provide necessary liquidity should the need arise. In future filings please quantify the fair value of temporarily impaired investments that you have the intent and ability to hold until the anticipated recovery in market value.

Please provide us with your proposed future disclosure.

Management’s Response (3):

We propose to add the following to the Liquidity discussion:

The fair value of temporarily impaired investment securities that the company has the intent and ability to hold until the anticipated recovery in market value is $xx,xxx,xxx.

Please contact me or Francie P. Reppy, Executive Vice President and CFO at (304) 242-3370 if you have any questions or concerns as to this matter.

Sincerely,

/s/ Sylvan J. Dlesk
Sylvan J. Dlesk
President and CEO
First West Virginia Bancorp, Inc.

SJD/fpr